

August 6, 2010

James R. McLemore
Chief Financial Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, Louisiana 70501

> **Re: MidSouth Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 1-11826**

Dear Mr. McLemore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations
Balance Sheet Analysis
Borrowed Funds, page 40

1.   We note your disclosure on page 40 for your short-term borrowings including securities
        sold under repurchase agreements, federal funds purchased and Federal Reserve Discount
        Window borrowings. Please revise future filings to include the following disclosures for
        each category of short-term borrowings for the last three fiscal years as required by Item
        VII of Industry Guide 3:

        a. The amounts outstanding at the end of the fiscal year and the weighted average
            interest rate thereon;
        b. The maximum amount of borrowings in each category outstanding at any month-
            end; and
        c. The approximate average amounts outstanding during the reported period.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Item 1. Financial Statements
Notes to Interim Consolidated Financial Statements
Note 7. Fair Value Measurements, page 11

2.   We note your disclosure on page 12 that your impaired loans valuation is based on
        appraisals from external parties. In addition, we note on page 2 of Exhibit 99.1 of your
        Form 8-K filed on July 27, 2010 that the increase in your provision for loan losses during
        the second quarter of 2010 was due to the revaluation of the underlying collateral of a
        large nonaccrual real estate credit. Given that you rely on the fair value of the underlying
        collateral for your allowance for loan losses determination for impaired loans and OREO,
        please tell us and revise your future filings to disclose the following:

        a. The typical timing surrounding the recognition of a collateral dependent lending
            relationship and respective loans as nonperforming, when you order and receive
            an appraisal, and the subsequent recognition of any provision or related charge-
            off. In this regard, tell us if there have been any significant time lapses during this
            process;

    b. In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;

    c. Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

    d. In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

    e. For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation
Analysis of Statement of Condition
Table 3 Composition of Loans, page 18

3. We note your disclosure on page 18 that 65% of your real estate mortgage loans are secured by commercial real estate. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

    a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

    b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

    c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

    d. Clarify whether the B note is immediately charged-off upon restructuring.

    e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

    f. Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Asset Quality
Table 4 Nonperforming Assets and Loans Past Due 90 Days or More and Still Accruing, page 20

4. We note from your disclosure on page 20 that your non-performing assets have increased significantly from $10.99 million at December 31, 2008 to $17.40 million and $21.88 million at December 31, 2009 and March 31, 2010. In addition, we note your net charge-offs increased from $2.43 million for 2008 to $5.04 million for 2009 and $1.28 million in the first quarter of 2010, while allowance coverage for nonperforming loans decreased to 37.93% at March 31, 2010. In an effort to promote greater transparency within your disclosures and giving consideration to the guidance in Item 303 of Regulation S-K, please consider providing enhanced asset quality disclosures in future interim and annual filings. Consider including, for instance, your nonperforming assets and allowance for loan losses rollforward by loan category so that a reader can assess how changes in the quality of loans in a specific category and in total resulted in the amount of allowance for loan losses determined at each period end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief